UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K       [  ] Form 20-F       [  ] Form 11-K       [  ] Form 10-Q       [  ] Form N-SAR

For Period Ended: December 31, 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Africa Growth Corporation

Full Name of Registrant

Brenham Oil & Gas Corp

Former Name if Applicable

3773 Howard Hughes Parkway, Suite 500s

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89169-6014

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Africa Growth Corporation (the “Company”) was unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) by the prescribed due date and will be unable to file the 2018 Form 10-K within the fifteen-day extension as provided by Rule 12b-25(b). As previously disclosed, on August 30, 2017, and subsequently, the tortious interference committed by certain governmental individuals and instrumentalities in Angola against the Company and its Isha Project and Pina Project real estate assets, located in Luanda, Angola is ongoing. The Company has been pursuing all available remedies at law and in equity to end the tortious interference and protect the Company’s interests in its Angolan real estate assets. The Company continues to believe that the matter will eventually be resolved to its satisfaction. The Company is unable to reliably or reasonably measure the form or relief.

The Company is committed to resolving the issues and filing all required financial and other information with the Securities and Exchange Commission (the “SEC”).

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brenton Kuss	+41	0791207615
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[  ] Yes [X] No

Quarterly Report on Form 10-Q for the period ended 30 September 2017, March 31, 2018, June 30, 2018 and 30 September 2018 and Annual Report on Form 10-K for the period ended December 31, 2017 was unable to be filed for the same reasons as identified above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the changes in the results of operations from the corresponding period for the prior fiscal year is not available at this time. For the reasons stated above, the Company is unable to complete its preparation of audited consolidated financial statements for the fiscal year 2017 and 2018. In addition, the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and 2018 is anticipated to include consolidated financial results for the Company’s subsidiary, Africa International Capital, which were not included in the Company’s prior Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Forward-Looking Statements

The Company makes forward-looking statements in this Report within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements, which include statements regarding the ongoing dispute in Angola relating to the Company’s real estate assets, involve a number of risks and uncertainties which may cause them to turn out to be wrong. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. A detailed discussion of risks and uncertainties related to our business is included in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Africa Growth Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2019	By:	/s/ Brenton Kuss
Brenton Kuss
Chief Executive Officer